News Release

BROOKFIELD PROPERTY PARTNERS ADDED TO S&P/TSX COMPOSITE INDEX

March 26, 2014 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“Brookfield Property Partners” or “the Partnership”) confirmed that the S&P Dow Jones Canadian Index Services will add Brookfield Property Partners to the S&P/TSX Composite Index, the headline index and principal broad market measure for the Canadian equity markets, after the close of trading on March 27, 2014.

Brookfield Property Partners will also be added to the S&P/TSX Composite Dividend Index and the S&P/TSX Capped Real Estate Index.

The Partnership also confirmed that Global Property Research will add Brookfield Property Partners to the GPR 250 Index, a weighted index based on shares of 250 leading property companies in the world, as of April 1, 2014.

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Brookfield Property Partners is a leading owner, operator, and investor in best-in-class commercial real estate around the globe. Our diversified portfolio includes interests in 300 office and retail properties encompassing 250 million square feet, 25,000 multi-family units, 68 million square feet of industrial space, and a 100 million square foot development pipeline. Our assets are located in North America, Europe, and Australia with a small presence in China, Brazil and India. For information, please visit www.brookfieldpropertypartners.com

Contact:

Melissa Coley

Vice President, Investor Relations & Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safeharbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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